ELEVATION ETF TRUST
1290 Broadway, Suite 1100
Denver, Colorado 80203

March 22, 2016

VIA EDGAR

Mr. Jeffrey A. Foor
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington D.C. 20549-8626

RE:	Elevation ETF Trust (the “Registrant”)
File Nos. 333-208878, 811-23125

Dear Mr. Foor,

Thank you for your letter dated February 5, 2016, setting forth comments from the Staff of the U.S. Securities and Exchange Commission (the “Staff” or “Commission”) on the initial registration statement on Form N-1A for the Registrant and its initial series, the Summit Water ETF (the “Summit Fund”) and the Dhandho Junoon ETF (the “Dhandho Fund” and together with the Summit Fund, each a “Fund” and together the “Funds”), which filed on January 6, 2016.

Concurrent with this letter, the Registrant is filing Pre-Effective Amendment No. 1 to its registration statement.  Pre-Effective Amendment No. 1 includes: (i) changes made in response to the Staff’s comments; (ii) certain other non-material information not previously included in the initial registration statement; and (iii) certain other required exhibits.

Set forth in the numbered paragraphs below are the Staff’s comments provided in the February 5, 2016 letter, accompanied by the Registrant’s responses to each comment. Capitalized terms not otherwise defined herein shall have the meanings given to them in the registration statement.

General Comments

1.	Comment: We note that substantial portions of the disclosure have been left blank. We expect to have further comments when you supply the omitted information in a pre-effective amendment, or on disclosure made in response to this letter, or on exhibits added in a pre-effective amendment.

Response: The Registrant acknowledges that the Staff may have additional comments.

2.	Comment: Please confirm to the staff in your response letter that the disclosure in the registration statement is consistent with the Fund’s exemptive application, filed in order to operate as an exchange traded fund (“ETF”). Please inform the undersigned whether the Trust intends to rely on an existing exemptive order for its ETF structure and, if so, provide the 1940 Act Release number and date of the order. Also, please inform the staff of the status of any pending exemptive applications. If the Trust intends to file an application for an exemptive order, the application process may result in additional disclosure beyond what is requested in this letter.

Response: The Registrant hereby confirms for the Staff’s information that the registration statement is consistent with the exemptive relief on which the Funds will rely. The Funds intend to rely on the exemptive relief obtained by the Funds’ investment adviser, ALPS Advisors, Inc. (“AAI”), Investment Company Release No. 31011 (April 18, 2014) (Notice) and Investment Company Release No. 31039 (May 6, 2014) (Order).

3.	Comment: For each fund, please provide a “white paper” or similar documentation that describes the index methodology. Also, please provide a representation in your response letter that states the methodology is rules based, permits no discretion and is in compliance with the ETF order.

Response: For a description of each Fund’s index methodology, the Registrant refers the Staff to the attached Underlying Index Methodology documents. The Registrant confirms and represents for the Staff’s information that each Fund’s Underlying Index employs a rules-based approach to determine the Component Securities consistent with the requirements of AAI’s exemptive relief. The Registrant further notes that each Fund will operate as an Index-Based Fund and not a Self-Indexing Fund as those terms are defined in AAI's exemptive relief.

4.	Comment: Many of the comments apply to both Funds. Please respond to comments and make disclosure changes, as applicable, in the prospectus for each Fund.

Response: The Registrant confirms that it will apply comments to both Funds, as applicable.

Preliminary Prospectus- Summit Water ETF

Investment Objective

5.	Comment: The Fund has an investment objective to seek investment results that “correspond (before fees and expenses)” to the performance of its underlying index. Please replace “correspond” with “track.” We believe that “track” more clearly conveys that the Fund seeks to match the performance of the index. Please also confirm the terminology used is consistent throughout the registration statement.

Response: The Registrant respectfully declines to modify the disclosure. The disclosure as written is consistent with the AAI exemptive application, which states “each Fund seeks or will seek to provide investment returns that correspond, before fees and expenses, generally to the performance of a specified equity and/or a specified fixed income securities index (each an “Underlying Index” and collectively, “Underlying Indexes”)” and with the Notice, which states “[e]ach Fund, or its respective Master Fund, holds or will hold certain securities, currencies, other assets and other investment positions (“Portfolio Holdings”) selected to correspond generally to the performance of its Underlying Index.”

Principal Investment Strategies

6.	Comment: The disclosure states that the fund generally will track the index. Please remove “generally” from the first sentence of the principal investment strategy and from the fund’s investment objective.

Response: The Registrant respectfully declines to modify the disclosure. Each Fund will seek investment results that correspond to the performance of its respective Underlying Index, but due to the factors set forth in each Fund’s prospectus, there may be reasons the Funds are unable to do so. In these circumstances, the Funds may rely on sampling or other means to seek results that generally correspond with the returns of such Fund’s Underlying Index.

7.	Comment: The disclosure in principal risks includes Emerging Market Risk. Please add corresponding disclosure regarding investments in emerging markets to the principal strategy.

Response: The Registrant has added disclosure in response to the Staff’s comment.

8.	Comment: Please explain the “proprietary ranking and weighting methodology” used by the Index Provider to select investments.

Response: The Registrant refers the Staff to the Index methodology provided in response to the Staff’s request.

9.	Comment: Please explain the meaning of the term “highest-available levels of revenue.” Under this standard, could a company that derives less than 50% of its revenues from, or has devoted less than 50% of its assets to, water-related activities be included in the index? If yes, explain to us how that is consistent with the fund’s name.

Response: The Registrant notes that, to be eligible for inclusion in the Zacks Global Water Index, a company must derive at least 25% of its revenue from entities engaged in delivering water-related products or services, including companies pursuing the business lines disclosed in the Prospectus and in response to Comment No. 11 below. The Registrant believes the Fund’s investment eligibility criteria are consistent with the requirements of Section 35(d) and Rule 35d-1 thereunder and, together with the 80% investment policy adopted pursuant to Rule 35d-1, more than adequate safeguards to ensure that investors are not misled by the Fund’s name. Moreover, the creator of the Underlying Index believes the current revenue criterion to be more stringent than some of the other water-related exchange-traded funds available in the market and notes that due to the diverse nature of water-related businesses, a 50% revenue criterion would make it impracticable if not impossible to invest 80% of the Fund’s assets in water-related businesses without materially decreasing the diversification of the Fund’s investments and increasing its risk profile.

The Registrant also notes that Section 35(d) and Rule 35d-1 thereunder do not require the 50% revenue criteria articulated by the Staff. The origin of the 50% criteria appears to be the Proposing Release for Rule 35d-11 in which the Staff considered imposing the criteria as part of a two-part test to determine whether a fund had invested at least 80% of its assets in securities of issuers that are tied economically to the particular country or geographic region indicated by their names. Not only did the Staff not discuss the 50% criteria with respect to fund names indicating investment in certain industries, but the Staff ultimately determined not to impose the 50% criteria as part of the two-part test applicable to funds with names indicating an investment emphasis on a particular country or geographic region. The Staff stated “[t]he disclosure approach we are adopting will allow an investment company the flexibility to invest in additional types of investments that are not addressed by the three proposed criteria, but expose the company’s assets to the economic fortunes and risks of the country or geographic region indicated by its name.”2 The Registrant believes that the Fund’s investment eligibility criteria will expose the Fund’s assets to the economic fortunes and risks of the water industry or sector.

[1]	See Investment Company Names; Proposed Rule, 62 Fed. Reg. 10955 (Mar. 10, 1997).
[2]	See Investment Company Names; Final Rule, 66 Fed. Reg. 8509 (Feb. 1, 2001).

10.	Comment: The fund attempts to correlate to the Zacks Global Water Index and principal strategy disclosure references that the Index provider “seeks to maintain global diversification.” Please provide more detail as to the meaning of global diversification for these purposes and provide more information, including examples, of the countries or regions in which the fund will be invested

Response: The Registrant clarifies for the Staff’s information that the Zacks Global Water Index is a geographically unbiased index that seeks to include securities of U.S. and international companies that are listed on a global stock exchange and meet the other criteria described in the Prospectus. Although the Underlying Index does not impose restrictions in this regard, as of February 29, 2016, the Underlying Index constituents were located in over 10 countries and U.S. companies represented less than 30% of the constituents. The Registrant has added clarifying disclosure to this effect to the Fund’s Principal Investment Strategies discussion.

11.	Comment: Disclosure on page 2 states, “Water-related businesses include entities engaged in delivering water- related products or services in the industrials, utilities and energy sectors.” In the summary section, please further clarify the meaning of “water-related products or services.”

Response: The Registrant has revised the disclosure in response to the Staff’s comments to clarify that water-related products or services include the following business lines: water-related pumps, pipes, valves, filtration, treatment, storage, water rights, chemicals, delivery (utilities), fracking (as it relates to the water-intense activity), desalinization, ultra-purification (in the manufacturing process or medical equipment), ballast water (ship water treatment), plumbing, water efficiency and metering.

12.	Comment: Disclosure indicates that the fund will concentrate to the extent the Underlying Index is concentrated in a particular industry. The disclosure also refers to the “water industry.” Please explain if the water industry is an industry for purposes of concentration. Also, disclose any industry in which the fund is expected to be concentrated in at launch and disclose the approximate percentage of assets represented by the industry.

Response:  For purposes of the Summit Fund, the Registrant will treat the water segment as an industry for concentration purposes and will concentrate its investments in the water industry to the extent its Underlying Index is concentrated in the water industry. The Registrant does not expect the Fund to be concentrated in any other industry at the time of its launch, but it does expect the Fund to have significant investment exposure to the industrials and utilities sectors, which encompass multiple industries. The Fund also has included risk disclosure related to its investments in these sectors. As of February 29, 2016, the industrials and utilities sectors represented 67% and 33% of the Underlying Index, respectively.

Fund Performance

13.	Comment: Will the Fund use the Underlying Index as its principal benchmark index? If so, please explain in your letter responding to these comments how the Index meets the definition for an “appropriate broad-based securities market index” as set forth in Instruction 5 to Item 27(b)(7) of Form N-1A.

Response: The Registrant confirms that each Fund will use its respective Underlying Index as its principal benchmark index. The Registrant further notes for the Staff’s information that each Underlying Index qualifies as an “appropriate broad-based securities market index” because it is administered by an organization (Zacks Index Services for the Summit Fund and Indxx LLC for the Dhandho Fund) that is not affiliated with the Funds, the Adviser, or the Distributor. Instruction 5 to Item 27(b)(7) of Form N-1A defines “appropriate broad-based securities market index” as one that is administered by an organization that is not an affiliated person of the fund, its investment adviser, or its principal underwriter.

Portfolio Managers

14.	Comment: Please provide a specific date instead of “since inception” in response to Item 5(b) of Form N-1A.

Response: The Registrant respectfully declines to modify the disclosure since each Fund has not yet commenced operations and the inception date is currently unknown.

Underlying Index Description

15.	Comment: Please state that the reconstitution and rebalancing of the Underlying Index is the responsibility of the Index Provider.

Response: The Registrant confirms that the reconstitution and rebalancing of each Underlying Index is the responsibility of such Underlying Index’s Index Provider.

Secondary Investment Strategies

16.	Comment: Disclosure refers to investments in exchange-traded funds or other pooled vehicles. We note the absence of the “Acquired Fund Fees & Expenses” line item from the Fund’s fee table. Please confirm in your response letter that the Fund will not during its first year of operations make investments in an “Acquired Fund” at the level that triggers the need for the additional line item of Acquired Fund Fees & Expenses. If no such additional line item is required, please indicate in your response letter that any applicable Acquired Fund Fees & Expenses is nonetheless included in “Other Expenses” or that the Fund does not intend to invest in an Acquired Fund.

Response: The Registrant confirms for the Staff’s information that, based on the current index components of each Fund’s Underlying Index, no acquired fund fees and expenses are estimated to be incurred during either Fund’s initial fiscal year. The Registrant notes that, because each Fund is passively managed, it will seek to invest in the components of its Underlying Index, and, therefore, cannot say definitively that a Fund will not invest in other investments companies at any time during its first year of operations.

Additional Risk Considerations

17.	Comment: In light of the Fund’s international investments, please disclose International Closed-Market Trading Risk (either as part of existing risk disclosure or as a stand-alone risk). This risk disclosure should include that:

Because the Fund’s underlying securities trade on an exchange that is closed when the securities exchange on which Fund Shares list and trade is open, there are likely to be deviations between the current pricing of an underlying security and stale security pricing (i.e., the last quote from its closed foreign market), resulting in premiums or discounts to NAV that may be greater than those experienced by other ETFs.

Response: The Registrant has added disclosure in response to the Staff’s request.

Investment Adviser

18.	Comment: Page 12 states, “Out of the unitary management fee, the Adviser pays substantially all expenses of the Fund, … except for interest expenses, distribution fees or expenses, brokerage expenses, taxes and extraordinary expenses not incurred in the ordinary course of the Fund's business.” Please confirm to the staff that Acquired Fund Fees and Expenses are also not excluded.

Response: The Registrant notes that Acquired Fund Fees and Expenses are not direct expenses of a fund, and, therefore, to the extent incurred indirectly by either Fund, Acquired Fund Fees and Expenses will be reflected in such Fund’s performance and will not be covered by the unitary management fee.

Statement of Additional Information

19.	Comment: The SAI includes many blank or incomplete disclosures. Please revise and note we may have additional comments.

Response: The Registrant hereby confirms that the information has been included in Pre-Effective Amendment No. 1 to the registration statement.

Trustees and Officers

20.	Comment: We note that much of this disclosure is blank. The trustees and officers of the Trust, including the requisite number of disinterested trustees, should be furnished by pre-effective amendment.

Response: The Registrant hereby confirms that the information has been included in Pre-Effective Amendment No. 1 to the registration statement.

21.	Comment: We note the Board, with an Interested Trustee as Chairman, has determined not to appoint a lead independent trustee. Please review this disclosure and consider revisions to indicate why the Fund has determined that its leadership structure is appropriate given the specific characteristics or circumstances of the Fund.

Response: The Board of the Registrant has appointed a lead independent trustee, and the Registrant hereby confirms that the information has been included in Pre-Effective Amendment No. 1 to the registration statement.

Preliminary Prospectus- Dhandho Junoon ETF

Principal Investment Strategies

22.	Comment: Page 2 states, “To qualify for the Cloning category, issuers must have been held by one of 24 selected value hedge funds during the preceding quarter based on publicly available information.” The term “cloning” is often used to mean making an identical copy. Therefore, the term as used in the current context may be confusing to investors. Please revise the disclosure to eliminate the term cloning. Please also describe how the 24 value hedge funds are selected from the universe of all hedge funds, and the types of publicly available information that is used to determine which securities to include in the index as part of this category.

Response: The Registrant has revised the disclosure to change “Cloning” to “Select Guru Picks.” As described in the Underlying Index Methodology document for the Fund, for a hedge fund to be selected for inclusion in the hedge fund universe it must have at least 5 years of Form 13F filings, manage over $500 million in assets, and its assets under management must have risen with the CPI in the previous 12 months. The initial list of hedge funds were selected by the index creator and confirmed by the Index Provider, Indxx LLC, and are set forth in Appendix I of the Underlying Index Methodology document provided in response to the Staff’s request. Going forward, an independent investment committee of three persons will evaluate and select the hedge funds to be included in the hedge fund universe based upon the criteria described. The Underlying Index Methodology provides that each hedge fund’s Form 13F filings will be reviewed to determine the hedge fund’s holdings for purposes of deriving the constituents of the Select Guru Picks in accordance with the Underlying Index Methodology.

23.	Comment: Please disclose if the Cloning category has any minimum capitalization requirements. Also, please clarify for a hedge fund holding to be included in the Cloning category it must be U.S. equity security or an American depositary receipts (“ADRs”) listed on the New York Stock Exchange (“NYSE”), NYSE Arca, Inc. (“NYSE Arca”) and the NASDAQ Stock Market. We note that many large hedge fund holdings may not fall within these parameters.

Response: The Registrant has added minimum capitalization disclosure in response to the Staff’s comment. The Registrant further notes that the current disclosure regarding U.S. equity securities and ADRs listed on the NYSE, NYSE Arca and the NASDAQ apply to all three buckets in the Underlying Index.

24.	Comment: Page 2 states, “Under normal conditions, the Fund generally will invest in all of the securities that comprise the Underlying Index in proportion to their weightings in the Underlying Index….” Please disclose in the summary section how securities are weighted within the index.

Response: The Registrant has added disclosure in response to the Staff’s comment.

Principal Risks

25.	Comment: A substantial portion of the Fund is invested based on publicly available data regarding certain hedge fund investments. Please include risk disclosure that such hedge funds may no longer be invested in a particular security at the time of the inclusion in the Index and that the hedge funds may have taken a short position in the security.

Response: The Registrant has added disclosure in response to the Staff’s comment.

Underlying Index Description

26.	Comment: As the result of certain corporate actions, it appears the Fund may temporarily allocate assets to Class B shares of Berkshire Hathaway pending rebalancing. Please provide the staff more detail as to this allocation, such as clarifying if the Underlying Index that the Fund attempts to replicate will also temporarily include Berkshire Hathaway.

Response: The Registrant hereby confirms that the Dhandho Junoon Index also will temporarily allocate assets to Class B shares of Berkshire Hathaway, and that the Fund’s temporary allocations to Class B shares of Berkshire Hathaway are consistent with its passively-managed investment strategy.

* * *

The Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

If you have any questions or further comments, please contact me at 720.917.0992.

Very truly yours,

/s/ Andrea E. Kuchli

cc:	Laura E. Flores, Esq.
Morgan, Lewis & Bockius LLP